Exhibit 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of YM BioSciences Inc. (the “Company”) on Form 40-F for the year ended June 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dr. Nicholas Glover, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Dr. Nicholas Glover
Dr. Nicholas Glover
President & Chief Executive Officer

September 22, 2011